United States securities and exchange commission logo





                             March 28, 2024

       Jesus Malave
       Chief Financial Officer
       Lockheed Martin Corp.
       6801 Rockledge Drive
       Bethesda, MD 20817

                                                        Re: Lockheed Martin
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed January 23,
2024
                                                            File No. 001-11437

       Dear Jesus Malave:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Geopolitical and Economic Environment, page 30

   1.                                                   Your disclosure
indicates that you continue to work to minimize the impact of supply chain challenges. In
future filings, please describe the actions you have taken, or expect to take, to mitigate
supply chain challenges. Additionally, we note that supply chain challenges have
adversely impacted your performance and your 2023 financial results. To the extent there have
been material impacts to your results of operations, revise future results of operations
discussions to quantify such impacts.
 Jesus Malave
FirstName  LastNameJesus Malave
Lockheed Martin  Corp.
Comapany
March      NameLockheed Martin Corp.
       28, 2024
March2 28, 2024 Page 2
Page
FirstName LastName
Business Segment Results of Operations, page 36

2. Your disclosures on pages 39 and 64 identify several factors which may favorably or unfavorably impact your profit booking rates while your discussion regarding cost of sales merely cites changes in profit booking rates as the primary reason for changes in cost of sales. In future filings revise your discussion to identify the contributing factors driving the profit booking rate adjustments and the material factors contributing to the changes in the profit booking rate in the periods presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing